

Mail Stop 4720

August 25, 2015

Elizabeth Giddens
Senior Vice President, Deputy General Counsel & Secretary
Nationstar Mortgage Holdings Inc.
8950 Cypress Waters Blvd.
Coppell, Texas 75019

  Re: **Nationstar Mortgage Holdings Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2014
    Response dated July 17, 2015
    File No. 001-35449

Dear Ms. Giddens:

  We have reviewed your July 17, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 26, 2015 letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies
Fair Value Measurements, page 40

1. Please refer to comment 1. Please address the following:

- Please clarify how you determined that the non-banking market represents the most advantageous market for the MSR's, and
- Please clarify whether the non-bank market is the primary market for MSR's.

You may contact Marc Thomas at (202) 551-3452 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney
Financial Services I

cc.   Duane McLaughlin
        Cleary Gottlieb Steen & Hamilton LLP